EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Current Report on Form 8-K/A of Community Banks, Inc. of our report dated March 4, 2005 with respect to the consolidated financial statements appearing in the Annual Report on Form 10-K of PennRock Financial Services Corp. for the year ended December 31, 2004, and our report dated March 29, 2005 with respect to PennRock Financial Services Corp. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which report appears in the Amended Annual Report on Form 10-K of PennRock Financial Services Corp. for the year ended December 31, 2004.

/s/ Crowe Chizek and Company, LLC
Crowe Chizek and Company, LLC
Columbus, Ohio
August 5, 2005